SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9
PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the Board of Directors of Eletrobras, at a meeting held on this date, approved the Business and Management Master Plan 2021-2025 ("PDNG 2021-2025"), the content of which can be verified at presentation attached to this Relevant Fact.

The PDNG 2021-2025, in addition to reaffirming the Company's corporate identity (Purpose, Vision and Values), presents itself as a deployment of the Strategic Plan, with a five-year horizon, which defines the projects to be developed by our companies, aiming at achieving of strategic objectives aimed at Eletrobras' sustainable growth and modernization and in line with new trends in the energy sector.

There are other initiatives to be monitored by Management that are not being disclosed, due to their strategic peculiarities for the Company.

Disclaimer

In view of the foregoing, this Relevant Fact is targeted at showing the strategies and efforts to be accomplished by Eletrobras to shareholders and general market, aiming to achieve the goals of its PDNG 2021-2025. However, it should be noted that the Relevant Fact has certain estimates. Such estimates do not stand as statements of facts happening in the past or to be performed in the future, but they do reflect beliefs and expectations of our management and may stand as uncertain estimates and forecasts on future events according to the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words "believes", "might", "may", "estimates", "continues", "foresees", "intends", "hopes," "potential" and similar words are targeted at spotting estimates that necessarily imply risks and uncertainties, regardless of current awareness on them. Known risks and uncertainties include, without limitation: economic, regulatory, political, and commercial conditions at large, in Brazil or abroad, changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy by consumers, competitive conditions, our level of indebtedness, the possibility of receiving payments connected to our receivables, changes in our rainfall and water levels in the reservoirs used to operate our hydro power plants, our plans concerning financing and capital investment, governmental regulations existing in Brazil and abroad, as well as other risks described in the Reference Form, Forms 20-F's and other documents registered before the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission of the United States.

Thus, the estimates and forecasts which may be stated in this document solely refer to the date on which they were expressed, and thus we do not undertake any obligation accomplishing or updating such estimates, financial metrics or forecasts as a result of new information or future events, and, to that regard, it should be noted that Eletrobras has not changed its policy of disclosure, and continues not disclosing forecasts for the purpose of CVM Normative Instructions No. 480 and 358. The future results of operations and efforts of Companies may be different from the current forecasts, and investor should not rely solely in the information hereunder.

Rio de Janeiro, December 23, 2020.

Elvira Cavalcanti Presta
CFO and Investor Relations Officer

Internet: www.eletrobras.com/elb/ri
E-mail: ombudsman-ri@eletrobras.com
Address: Rua da Quitanda – 9th floor.
20090-070, Centro. Rio de Janeiro - RJ
Phone Number: (21) 2514-6333 / 4627

PDNG 2021-2025

MANAGEMENT AND BUSINESS MASTER PLAN

DECEMBER 2020

Disclaimer

This presentation intends to show the shareholders and the market in general, the strategies and initiatives Eletrobras will pursue to achieve its **Management and Business Master Plan 2021-2025** goals. However, it is important to note that this presentation contains certain estimates. Such estimates are not statements of past or future events, but reflect our management's beliefs and expectations and may constitute uncertain approximations and projections about future events in accordance with the Securities and Exchange Commission of Brazil and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believes", "may", "estimates", "anticipates", "intends", "anticipates", "potential" and similar aim at identifying estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to, economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Brazilian Real, changes in volumes and patterns of electricity use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to power our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our Reference Form, Forms 20-Fs and other documents registered by the Brazilian Securities and Exchange Commission of Brazil (CVM) and U.S. Securities and Exchange Commission (SEC).

Therefore, the estimates and projections in this document refer only to the date in which they were expressed, with no obligation in our part to perform or update any of these measures, financial metrics or projections because of new information of future events. It is important to highlight that Eletrobras has not changed its disclosure policy and continues to not disclose projections respecting the CVM Instructions No. 480 and No. 538. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely exclusively on the information comprised herein.

Summary

Eletrobras

CHAPTER 1

WHERE WE STAND

THE CONTEXT

Eletrobras

The COVID 19 pandemic, caused by the spread of the Coronavirus, had significative impacts on the Brazilian electrical sector.

DAILY ENERGY LOAD IN BRAZIL (2020 VS. 2019)



Lockdown
Lockdown loosening
Recovery
Average MW
75,000
65,000
55,000
45,000
01/01 01/15 01/29 02/12 02/26 03/12 03/26 04/09 04/23 05/07 05/21 06/04 06/18 07/02 07/16 07/30 08/13 08/27 09/10 09/24 10/08 10/22 11/05 11/19 12/03
Daily Energy Load 2020
Daily Energy Load 2019

ELECTRICITY CONSUMPTION (AVERAGE MW, 2020 VS. 2019)



67,846
65,356
63,916
63,151
55,880
55,272
59,645
59,647
57,406
59,252
65,113
65,984
62,632
65,054
63,130
2019
2020
jan feb mar apr may jun jul aug sep oct nov dec

PLD



600
500
400
300
200
100
0
Jan/19 Feb/19 Mar/19 Apr/19 May/19 Jun/19 Jul/19 Aug/19 Sep/19 Oct/19 Nov/19 Dec/19 Jan/20 Feb/20 Mar/20 Apr/20 May/20 Jun/20 Jul/20 Aug/20 Set/20 Oct/20 Nov/20
SE
S
NE
N

Source: CCEE - InfoMercado Dados Gerais 2019 e InfoMercado Dados Gerais 2020. Acompanhamento do Consumo - CCEE - Informações ao Mercado.

RECENT BUSINESS PERFORMANCE

Challenge 24 Indicators: Sustainable Excellence - PDNG 2020-2024

Eletrobras

Leverage

Net Debt /EBITDA Adjusted

	2019 A	3Q20 A	2020 T
EBITDA without RBSE	2,20	2,80	< 2,50
EBITDA with RBSE	1,60	1,90	< 2,50

People

Accident Frequency Rate (w/ withdrawal – own employees and third parties)
Ps.: 2019 own employees only

2019 A	3Q20 A	2020 T
2,34	1,27	2,48



Governance

Material Weaknesses

2019 A	2020 A	2020 T
4	N/D	0

Efficiency

PMSO/PMSO Regulatory

2019 A	3Q20 A	2020 T
1,24	0,98	1,00

Caption: A – Accomplished | T - Target

MAIN ACCOMPLISHMENTS

Challenge 24 Initiatives: Sustainable Excellence - PDNG 2020-2024

Initiative	Main Accomplishment
Zero-Based Budget Implementation	• Initiatives concluded by October/2020 that will bring gains of BRL 216.9 million in Eletrobras Companies

Initiative	Main Accomplishment
High Performance Culture Implementation	• The consultancy completed the methodological framework and diagnosis of the organizational culture of Eletrobras and its subsidiaries

Initiative	Main Accomplishment
Rationalization of Equity Interests	• 5 selling operations of SPEs were concluded (Centroeste, MTE and Mangue Seco 2, Hermenegildo I, II and III, Santa Vitória do Palmar, Chuí IX) • 8 SPEs were closed (Energia Olímpica, Carnaúba I, II, III, V, Cervantes I and II, and Punaú I) • SPE TDG was incorporated and TSBE is expected to be incorporated by CGT Eletrosul

Initiative	Main Accomplishment
Dimensioning the Quali-Quantitative Framework – 2nd Step	• Holding and subsidiaries' organizational restructuring definition to be implemented in 2021
Occupational Health and Workplace Safety Program	• A Consulting firm specialized in Occupational Health and Safety in the Workplace has been hired

Initiative	Main Accomplishment
Angra 3 Project	• Approval by the Investment Partnerships Program Council (CPPI) of the Report issued by BNDES regarding the business model to be adopted for the conclusion of the project • Eletronuclear's capital increase in the amount of BRL 1,886 million through the conversion of AFAC credits in the amount of BRL 850 million and financing credits in the amount of BRL 1,036 million both belonging to Eletrobras • AFAC concession approved to Eletronuclear in the amounts of BRL 1,052 million and BRL 2,447 million for 2020 and 2021 respectively

CHAPTER 2

WHERE WE WANT TO BE

The Future: Global and Local Trends

GLOBAL TRENDS

- Broad digitalization of the economy and society
- Knowledge and innovation as boosters of the economy
- Changes in consumption patterns and greater customer role
- Climate change and changes in global precipitation patterns
- Low-Carbon economy expansion
- Strong expansion of electricity demand

LOCAL TRENDS

- Spatial reconfiguration of economic activity and growth of medium-sized cities
- Acceleration of the demographic transition
- Redesign of the role of the State
- Expansion of demand for electricity

The future: Trends for the Brazilian Electrical Sector


Transformations in the electricity sector requiring adjustments in the sector model
Consolidation and repositioning of players in the market
Expansion of distributed generation
Acceleration of technological change
Reduction in the cost of crucial inputs
Systemic gains due to energy efficiency
Expansion and increasing complexity of the electrical energy transmission system
Diversification in the Brazilian Electric Matrix
Expansion of electrical energy demand
ELECTRICAL SECTOR TRENDS

Reference Scenarios for 2035

Given the uncertainties of the environment, the long-term strategy needs to be robust to navigate, especially between **scenarios 1 and 2**


BRAZIL'S ECONOMIC EVOLUTION
STRONG AND SUSTAINED GROWTH
AMPLITUDE OF TRANSFORMATIONS IN THE BRAZILIAN ELECTRICITY SECTOR MODEL
3
GROWTH AND COMPETITION WITH REGULATED ADAPTATIONS
1
HIGH INTENSITY GROWTH AND COMPETITION
Adjustments in the current model
NEW MODEL
4
LOW DYNAMISM AND INERTIAL GROWTH
2
MODERATE COMPETITION IN A LOW GROWTH MARKET
ANEMIC AND INTERMITTENT GROWTH

Business identity

Eletrobras

We are guided by:

Respect for people and life
Ethics and transparency
Excellence
Innovation
Collaboration and recognition

VALUES

PURPOSE

We put all our energy into society's sustainable development

VISION

To be an innovative, clean energy company, recognized for its excellence and sustainability.

Indicators to be monitored

- % Clean energy: renewables + nuclear
- % Renewables Energy

- Return on Equity - ROE (NP/NW)
- Assets Value - (US$ Bl)

- % Clean energy: renewables + nuclear
- GHG Emissions (TonCO2/TWh)

- # Direct and indirect jobs generated
- # People served by social projects

STRATEGIC GUIDELINES

VALUE AND INVESTMENT

Increase value generation and expand the company's investment capacity

G&T EFFICIENCY

Create value by increasing the efficiency of G&T assets

G&T EXPANSION

Consolidate leadership in G&T, focusing on clean energy

COMMERCIALIZATION

Achieve leadership in commercialization, with high margin and risk management efficiency

NEW BUSINESSES

Invest in new businesses, focused on clean energy, participating in the consolidation of the sector (M&A)

CULTURE AND PEOPLE

Develop a high-performance culture and excellence in people management, with meritocracy

GOVERNANCE

Achieve excellence in Governance, Risk Management and Internal Controls (GRC)

MANAGEMENT

Focus the company's management on generating value and increasing competitiveness

INNOVATION AND DIGITAL TRANSFORMATION

Take a leading role in innovation and promote the digital transformation of business and management processes

Performance guideline

Business guidelines

Governance, Management and Critical Competences guidelines

STRATEGIC GUIDELINES' INDICATORS AND TARGETS

GUIDELINES	INDICATORS	2021 TARGETS
1 VALUE AND INVESTMENT	**MARKET VALUE:** Enterprise Value / EBITDA	TOP 3 (IEE)
2 G&T EFFICIENCY	**EFFICIENCY:** PMSO / PMSO Regulatory	> 1,0
	GENERATION AVAILABILITY: DISPGR	1,00
	TRANSMISSION AVAILABILITY: DISPOLT	99,88%
3 G&T EXPANSION	**GENERATION CAPACITY EXPANSION:** Installed Capacity of Power-Generation	181
	TRANSMISSION CAPACITY EXPANSION: Installed Capacity of Power-Transmission	772
4 COMMERCIALIZATION	**MARGINS**: Margin in relation to the reference price in decotization	**
5 NEW BUSINESSES	**REVENUE:** New businesses revenue / Total revenue	2,0%
6 CULTURE AND PEOPLE	**SAFETY:** Accident Frequency Rate (own employees and third parties)	2,61 and 3,92
	PEOPLE: Training Hours / employee	35,0
	PEOPLE: Employee Satisfaction Index*	≥ 74,7%
7 GOVERNANCE	**GOVERNANCE:** ELB position on B3 list	Level 1
8 MANAGEMENT	**PRODUCTIVITY:** Operating result / employee	**
9 INNOVATION AND DIGITAL TRANSFORMATION	**INNOVATION:** R&D+I Investment / Net Operating Revenue	1,2%

* The internal research will be applied in 2021. The target applies for 2022. ** Strategic targets, therefore, not published.

STRATEGIC OBJECTIVES

GUIDELINES	OBJECTIVES
1 VALUE AND INVESTMENT	1.1. Optimize the capital structure of Eletrobras Companies
	1.2. Increase the Company's investment capacity
2 G&T EFFICIENCY	2.1. Optimize the economic-financial performance of G&T assets
	2.2. Achieve high levels of reliability of G&T assets
	2.3. Increase regulatory effectiveness with active action with the regulator
3 G&T EXPANSION	3.1. Expand generation, prioritizing clean energy and gas thermal opportunities
	3.2. Expand transmission, focusing on value creation
4 COMMERCIALIZATION	4.1. Diversify the customer portfolio, expanding operations in energy retail
	4.2. Develop the energy trading segment
5 NEW BUSINESSES	5.1. Increase revenue from services sales, data transmission and other synergistic opportunities
6 CULTURE AND PEOPLE	6.1. Value meritocracy with a system of incentives and consequences
	6.2. Develop leadership, teamwork and knowledge management to sustain the company's critical competencies
	6.3. Ensure employee safety and satisfaction
7 GOVERNANCE	7.1. Acquire and develop robust risk management and internal controls competence
	7.2. Achieve and maintain standards of corporate governance and business integrity in accordance with international benchmarks
	7.3. Promote active institutional articulation and transparency in the relationship with stakeholders
8 MANAGEMENT	8.1. Strengthen execution discipline, with agility and optimization of resources
9 INNOVATION AND DIGITAL TRANSFORMATION	9.1. Accelerate the digitization and automation of business and management processes
	9.2. Invest in research and innovation, creating an innovative ecosystem based on internal capabilities and partnership with startups

SUSTAINABILITY

is our business model, which permeates and encompasses the entire Eletrobras' strategy. The variable remuneration of our officers has had EESG goals since 2017.


SOCIAL
ENVIRONMENTAL
FINANCIAL AND ECONOMICAL
SUSTAINABILITY
VISION
To be an innovative, clean energy company, recognized for excellence and sustainability.
PURPOSE
We put all our energy into the sustainable development of society
BUSINESS AND PERFORMANCE GUIDELINES
Value and investment
New businesses
G&T efficiency
Commerci alization
G&T expansion
MANAGEMENT GUIDELINES
Culture and people
Management
Governance
Innovation and digital transformation
VALUES
Respect for people and life
Ethics and transparency
Excellence
Innovation
Collaboration and recognition

SDGs prioritized by Eletrobras


7
8
9
10
11
12
13
15
16

ELETROBRAS' MONITORED INDICATORS	TARGET
WEIGHTED INDEX OF WAGE RATIO BETWEEN WOMEN AND MEN AT MULTIPLE LEVELS	1,00
NET GHG EMISSIONS AT ELETROBRAS HOLDING (TONS)	0
SUPPLIER DUE DILIGENCE IN ESG ASPECTS	100%
CARBON FIXATION IN BIOMASS (TONS)	+5% per year

CHAPTER 3

HOW WE WILL GET THERE

STRATEGIC INITIATIVES

G&T EFFICIENCY

- Shareholdings rationalization
- Autonomy and increase of Resilience of Eletrobras Companies' Generation Assets - ARGER
- Assets modernization
- Generation, Transmission and Distribution (legancy) regulatory strategy

G&T EXPANSION

- Angra 3 Project
- Structuring of generation expansion new investments portfolio
- Continuity in the evaluation of international G&T projects

INNOVATION AND DIGITAL TRANSFORMATION

- Digital Eletrobras
- Inova Eletrobras

VALUE AND INVESTMENT

- Debt structure optimization
- Capital discipline
- Capitalization

STRATEGIC INITIATIVES

PDNG 2021-2025

SUSTAINABILITY 4.0

CULTURE AND PEOPLE

- Corporate University Reformulation
- High Performance Culture Implementation
- Health and Safety in the Workplace

GOVERNANCE

- Internal control environment improvement
- Risk Management Maturity
- "Novo Mercado" B3 Governance Level associated to Eletrobras' capitalization
- Eletrobras Reputation and Engagement

MANAGEMENT

- Private pension appropriateness
- Holding's physical space optimization
- Real estate demobilization
- Zero-based budget consolidation
- Smart solution of processes and legal information management
- Sale of interests in related companies

PDNG 2021-2025

STRATEGIC INITIATIVES

CORPORATE PERFORMANCE

STRATEGIC GUIDELINE 2020-2035	STRATEGIC INITIATIVES PDNG 2021-2025	
VALUE AND INVESTMENT Multiply value creation and expand the company's investment capacity	Debt structure optimization	Assess opportunities to manage of Eletrobras Companies debt liabilities and seek potential reductions and optimizations in the average cost and maturity of the existing debt.
	Capital discipline	Improve an investment prioritization framework, enabling better capital allocation and portfolio optimization.
	Capitalization	Assess and implement alternatives for Eletrobras' capitalization, specially through the Eletrobras Privatization Law (Law Bill No. 5,877/2019) sent to the National Congress of Brazil in November 2019.

PDNG 2021-2025

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINE
2020-2035

G&T EFFICIENCY
Create value by increasing the efficiency of G&T assets

STRATEGIC INITIATIVES
PDNG 2021-2025

Shareholdings rationalization

Continue with the SPEs rationalization process through alienation, incorporations, swaps, corporate restructuring, acquisitions and closings of assets, reaching a total amount of 49 SPE participation in December 2021.

Seek operational, economic-financial and corporate synergy between Eletrobras companies, through Eletronorte and Amazonas GT corporate restructuring.

PDNG 2021-2025

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINE 2020-2035	STRATEGIC INITIATIVES PDNG 2021-2025	
G&T EFFICIENCY Create value by increasing the efficiency of G&T assets	Autonomy and increase of Resilience of Eletrobras Companies' Generation Assets - ARGER	Reduce interruption risks in generation corporate assets operation, seeking more resilience in system operation, and propose actions that develop an excellence culture in asset management.
	Assets modernization – Generation and Transmission	Install tele-assistance resources in Eletrobras companies' installations in order to elevate operational efficiency and reliability, through remote operation of seven substations in 2021. Elaborate Replacement of End-of-Life Equipment – Transformers Plan.

PDNG 2021-2025

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINE
2020-2035

G&T EFFICIENCY
Create value by increasing the efficiency of G&T assets

STRATEGIC INITIATIVES
PDNG 2021-2025

Generation, Transmission and Distribution regulatory strategy

Consolidate legal and regulatory activities with stakeholders to increase revenue through project as:

- Increase in revenue with the provision of ancillary services
- Reimbursement of amounts not yet recognized for economic and financial neutrality, by the management of distribution companies, during the designation period, pursuant to Law No. 12,783/ 2012. Claim's estimated value: BRL 3,8 billions in November/2020 value
- Receipt of amounts equivalent to investments not amortized in the first period of generation concessions extended under the terms of Law 12,783 / 2013
- Receipt of amounts related to the right to receive credits from the Fuel Consumption Account - CCC, assigned by the privatized distribution companies to Eletrobras, estimated value of BRL 6,0 billion in November/2020 value

PDNG 2021-2025

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINE
2020-2035

STRATEGIC INITIATIVES
PDNG 2021-2025

G&T EXPANSION

Consolidate leadership in G&T, focusing on clean energy

Angra 3 Project	Enable Angra 3 conclusion through an international public call, according to the model proposed by BNDES and approved by CPPI with segregation of financial and engineering risks.
Structuring of generation expansion new investments portfolio	Establish new governance model for investment decision and selection and prioritization of generation projects.
Continuity in the evaluation of international G&T projects	Maintain Eletrobras' strategic portfolio of international projects and identify and build a portfolio of asset acquisition opportunities in operation (brownfield). The opportunities already mapped are wind or photovoltaic generation projects and of a size equivalent to the investments already made by non-national companies in the target countries (between 30 and 100 MW)

PDNG 2021-2025

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINE
2020-2035

STRATEGIC INITIATIVES
PDNG 2021-2025

CULTURE AND PEOPLE

Develop a high-performance culture and excellence in people management, with meritocracy

Corporate University Reformulation	Promote professional competences development in order to accomplish business strategies. Among the specific objectives of UNISE, there are: contribute to management excellence, identify and keep continuously updated critical competences, develop leadership competence, and promote knowledge management and intellectual capital valorization.
Occupational Health and Safety Program	Implement an Occupational Health and Safety program in the workplace system in every Eletrobras' company in an integrated way, strengthen a safe and healthy environment in the Company, ensure safety culture as a company value, and manage Health, Safety and Wellbeing in the Workplace indicators of all Eletrobras' companies.

PDNG 2021-2025

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINE
2020-2035

CULTURE AND PEOPLE

Develop a high-performance culture and excellence in people management, with meritocracy

STRATEGIC INITIATIVES
PDNG 2021-2025

High Performance Culture Implementation	Diagnose current cultures in the companies and elaborate an action plan to guide them towards an excellence culture focused on results. Within this context, there is a special focus on revising Human Resources Politics and Processes, also as elaborating a new performance management framework that is related to the planning of training and development actions, recognition, promotion, and remuneration, while also keeping strict association with corporate strategy and values of the Eletrobras Companies

PDNG 2021-2025

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINE 2020-2035	STRATEGIC INITIATIVES PDNG 2021-2025	
GOVERNANCE Achieve excellence in Governance, Risk Management and Internal Controls	Internal control environment improvement	Mitigate Eletrobras companies' corporate risks, taken as critical by the Administration, specially those related to significant defficiencies identified by SOX certification.
	Risk Management Maturity	Set practices in Eletrobras companies' corporate risk process that enable identifying the current situation, indicating the desired stage, and planning the necessary actions to promote the desired stage change.

PDNG 2021-2025

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINE
2020-2035

STRATEGIC INITIATIVES
PDNG 2021-2025

GOVERNANCE

Achieve excellence in Governance, Risk Management and Internal Controls

"Novo Mercado" B3 Governance Level associated to Eletrobras' capitalization	Improve Eletrobras' corporate governance and business integrity practices, in order to further facilitate the monitoring and inspection of the company's management and controlling acts, in addition to adopting corporate rules that better balance the rights of all shareholders, after Eletrobras' capitalization.
Eletrobras Reputation and Engagement	Develop an action plan based on the results of the Reputation Survey carried out in 2020, in order to strengthen the construction of value in relationships with stakeholders and, consequently, Eletrobras' corporate reputation.

PDNG 2021-2025

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINE
2020-2035

MANAGEMENT
Focus the company's management on value creation and competitiveness increase

STRATEGIC INITIATIVES
PDNG 2021-2025

Private pension appropriateness	Adequate the private pension plan by the migration of active and assisted participants to the 'CD Puro' Plan. The objective is to keep deficits equated and costs optimized along with the pension entities.
Holding's physical space optimization	Reorganize Eletrobras' physical space in line with the strategies defined by senior management. It aims to improve productivity, to implement new concepts of space use, to adapt to telework and to reduce infrastructure costs and general services in the environments currently used by Eletrobras Holding.
Real estate demobilization	Enable revenue from real estate not directly related to power-generation and transmission activities, mainly through disposals. Estimated revenue of BRL 540 million throughout the Plan.

PDNG 2021-2025

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINE
2020-2035

MANAGEMENT

Focus the company's management on value creation and competitiveness increase



STRATEGIC INITIATIVES
PDNG 2021-2025

Zero-based budget consolidation (ZBB)	Reduce operating expenses and improve budget preparation, management and control. The estimated savings are of the order of BRL 181 million in 2021 and BRL 31 million in 2022 - a total of BRL 212 million.
Smart solution of processes and legal information management	Implement a smart solution of processes and legal information management, within the scope of the Eletrobras group. The objective is to optimize the management of litigation and advisory, based on the standardization of processes, automation of routines, and improvement of controls mitigation for associated risks.
Sale of interests in related companies	Develop a more active management of the portfolio of associated interests, enabling financial gains for the Company, and assess the possibility of exchanging shares of affiliates recorded with the judicial process, releasing these shares for sale. The market value of the holdings being sold amounts to approximately BRL 3,5 billion.

PDNG 2021-2025

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINE 2020-2035	STRATEGIC INITIATIVES PDNG 2021-2025	
INNOVATION AND DIGITAL TRANSFORMATION Take a leading role in innovation and promote the digital transformation of business and management processes	Digital Eletrobras	Support Eletrobras in its challenges of Digital Transformation and Synergy with Industry 4.0, through the adoption of new technologies, and innovation, management and collaboration practices.
	Inova Eletrobras	Manage the projects and investments in R&D+I of the Eletrobras Companies and Cepel aligned with the Strategic Plan, in order to support science and technology research and development actions.

PDNG 2021-2025

STRATEGIC INITIATIVES

SUSTAINABILITY 4.0

SUSTAINABLE DEVELOPMENT GOALS



STRATEGIC INITIATIVES
PDNG 2021-2025

Sustainability 4.0

Eletrobras always keeps up with new trends and best market practices regarding the topic of Corporate Sustainability, as a way to improve its performance and connect with the global priorities.

The Sustainability 4.0 Program is a broad improvement program designed to achieve corporate excellence on sustainability issues and generate value for all stakeholders in the short, medium and long terms.

Risk Appetite Statement - PDNG 2021-2025

Value creation is essential to Eletrobras. Leadership in our market through investments in Generation and Transmission, focused on clean energy, is part of our sustainable expansion purpose.

We do not tolerate decisions that might compromise profitability, financial discipline, corporate and socioenvironmental sustainability, ethical and compliance standards, our assets' operational safety, and our coworkers and third-parties employees health and safety.

We seek to be innovative, considering the pertinence of investing in other segments, diversifying our business portfolio, in synergy and adequacy to Eletrobras' strategy.

» KEY RISK INDICATORS (KRIs)

1. Net Debt/ EBITDA (consolidated)
2. Net Debt / EBITDA (by company)
3. Balance sheet foreign currency exposure
4. Exchange rate balance in cash flow
5. Price / Book Value (P/B)

Risk Mapping

PDNG 2021-2025 goals' achievement must consider its economic-financial, regulatory and business assumptions, as well as the monitoring of risks inherent to planning the future in uncertain conditions.



BUSINESS RELATED RISKS
ENVIRONMENT, INTERNAL MANAGEMENT AND LEGAL ISSUES RELATED RISKS
Regulatory Changes in Power-Generation
Regulatory Changes in Power-Transmission
Angra 3 Project
End of the Tucuruí HPP concession
RISKS
Political, economic and social scenario
ESG Risks (Environmental, Social and Governance Risks)
Supplementary pension
Information security
Compulsory loan

Total Investment 2021-2025

	2021	2022	2023	2024	2025	2021-2025
Corporate	**6.814.192**	**9.579.807**	**8.673.376**	**7.770.336**	**5.441.438**	**38.279.149**
Generation	**4.311.025**	**6.324.734**	**6.047.338**	**5.620.892**	**3.838.302**	**26.142.292**
Enlargement	359.802	1.019.844	654.667	439.145	64.111	2.537.569
Angra 3	2.813.366	3.459.548	3.473.688	3.267.353	2.289.895	15.303.849
Maintenance	1.137.857	1.845.343	1.918.982	1.914.394	1.484.297	8.300.873
Angra I e II [1]	537.322	716.991	918.580	997.192	876.750	4.046.835
Others	600.535	1.128.352	1.827.124	917.202	1.396.622	4.254.038
Transmission	**1.819.546**	**2.843.112**	**2.305.055**	**1.864.235**	**1.335.755**	**10.167.703**
Enlargement	104.894	0	0	0	0	104.894
Auction TL [2]	20.000	119.139	126.386	158.972	144.628	569.125
Reinforcement and improvement	1.378.398	2.332.312	1.997.521	1.602.590	1.114.989	8.425.810
Maintenance	316.254	391.661	181.148	102.673	76.138	1.067.874
Others (I + E) [3]	**683.621**	**411.961**	**320.983**	**285.209**	**267.380**	**1.969.154**
SPE Total	**1.430.717**	**535.448**	**537.604**	**203.739**	**115.984**	**2.823.492**
Generation	753.641	470.948	468.604	201.239	113.484	2.007.916
Transmission	677.076	64.500	69.000	2.500	2.500	815.576
Grand Total [4]	**8.244.909**	**10.115.255**	**9.210.980**	**7.974.076**	**5.557.422**	**41.102.642**

1 - This investment includes the maintenance of the UTNs Angra I and II and also the extension of the useful life of the UTN Angra I
2 - The investment provided for in TL auction is subject to the auctions gain.
3 - The acronym I + E refers to investment in Infraestructure and environmental.
4 - The reported values refer to the scenario without privatization.